Exhibit 6.8

February 10, 2021

Jacob Perry

2647 Marie Ann Ln.

Carmichael, CA 95608

(530) 363-8707

RE:	Offer of Employment

Dear Jacob,

We are pleased to offer you the position of interim Chief Financial Officer of Triangle Canna Corporation (the “Company”). This letter outlines the terms of your employment and will confirm your acceptance of this position.

Title:	Chief Financial Officer

Job Description:	The Chief Financial Officer (“CFO”) will have the primary responsibility of planning, implementing, managing and running the finance and accounting activities for the Company. This will include business planning, budgeting, forecasting, negotiations and creating forecasts predicting future growth, as well as accounting, bookkeeping and preparation and implementation of annual audits and periodic reviews of the Company’s financial statements and SEC filings. The CFO will also maintain investor relations and participate in all aspects related to capital raises: private placement, Reg-A and related filings, including preparing the Form A-1 for filing with the SEC.

Reports to:	Jed Morris, Chief Executive Officer, and the Board of Directors

Working Group:	You are expected to lead a financial working group consisting of Devan McLaren and advised by Katie Field, Philip Van Den Berg, and Neil Kaufman.

Start Date:	February 10, 2021

Employment Terms:	The term of employment shall commence on the Start Date and shall continue until terminated by Company or yourself.

Compensation:	∆ $275,000 USD per year with performance review in 90 days.

∆ Eligible for two $50,000 USD bonuses based on performance, at the discretion of the Company’s Chief Executive Officer.

8430 ROVANA CIR., SACRAMENTO, CA 95828	TRIANGLECANNA.COM

Incentive Stock:	You will receive 100,000 employee stock options of common stock (there are 33,000,000 total issued Company shares). The options will vest over one year. Based on your performance, the Board of Directors may subsequently issue to you additional options.

Interim Nature:	We are extending you this position on an interim basis, as you have other projects and commitments that require your attention. We are expecting your commitment to be between 3 and 6 months, as we search for a long term CFO. However, the bonuses and incentive stock set forth in this letter shall not be withdrawn due to the short term nature of your employment.

Location:	Sacramento, CA

Travel:	20% of the time, as needed

Benefits:	As the Company is a new start-up, you will be responsible for directing the establishment of medical, dental, and 401k benefits for the Company, in which you may participate.

Sick/Vacation Pay:	Employee may accrue up to fifteen (15 days of paid time off (“PTO”) per year, at the rate of 1.25 days for each full month he works for the Company. Employee may rollover up to fifteen (15) days of unused PTO from one year to the next but may not accrue more than fifteen (15) days of unused PTO at any time. If Employee’s unused accrued PTO reaches fifteen days (15), Employee will not accrue any additional PTO until his unused accrued PTO falls below fifteen (15) days. Unused accrued PTO will be paid out at termination of Employee’s employment.

Terms of Employment:

∆ You will abide by any policies, procedures or practices established by the Company.

∆ You are subject to a ninety (90) day probationary period starting at the date of hire.

∆ Your salary will be paid monthly.

8430 ROVANA CIR., SACRAMENTO, CA 95828	TRIANGLECANNA.COM

∆ You shall be entitled to participate in any other benefit plans and programs as adopted by the Company, according to the eligibility requirements and other terms and conditions of each benefit offering.

∆ You will be employed at-will. The Company or you may terminate your employment at any time for any or no reason.

Restrictive Covenants:	During the term of your employment, other than in connection with your employment by Green Matter USA Inc. and its affiliates, you will not compete with the Company, and you will not solicit its employees, customers or suppliers or interfere with its business relationships. This restriction does not include your financial consulting company, Filo Financial.

Respectfully,

Triangle Canna Corp.		Green Matter USA, Inc.		Halo Collective, Inc.

By:	/s/ Jedediah Morris	By:	/s/ James Dirkmaat	By:	/s/ Kiran Sidhu
D. James Dirkmaat, COO		Jedediah Morris, CEO		Kiran Sidhu, CEO

If you are agreeable with these terms, please sign and return a copy of this letter to us.

Accepted:

/s/ Jacob Perry                               3/15/2021

Jacob Perry                                     Date

8430 ROVANA CIR., SACRAMENTO, CA 95828	TRIANGLECANNA.COM